

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Olivier Taelman
Chief Executive Officer
Nyxoah SA
Rue Edouard Belin 12
B-1435 Mont-Saint-Guibert
Belgium

       Re: Nyxoah SA
            Registration Statement on Form F-3
            Filed December 22, 2022
            File No. 333-268955

Dear Olivier Taelman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Industrial Applications and Services

cc: John Rudy